Item 77D - DWS Gold & Precious Metals Fund (a series of DWS Mutual Funds, Inc.)

At a meeting held July 13-15, 2009, the Board of Directors of DWS Gold & Precious Metals Fund, a series of DWS Mutual Fund, Inc., approved the termination of the interim sub-advisory agreement with Deutsche Asset Management International
GmbH ("DeAMi").  Effective on or about July 31,
2009, Deutsche Investment Management Americas
Inc. (the "Advisor") assumed all day-to-day advisory responsibilities for the fund that were previously delegated to DeAMi.


E:\Electronic Working Files\NSAR\2009\10-31-09\DWS Mutual
Funds\03-Exhibits\Exhibit 77D Gold and Precious Metals.doc